Exhibit 99.1

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2026	2025
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$365,904	$345,145
Crypto assets	7,560,000	-
Accounts receivable, net	739,310	242,613
Inventories, net	9,095	2,844
Other receivables	56,383	82,964
Other receivable, related party	8,570	8,625
Prepaid expenses and other current assets	282,987	357,175
Total Current Assets	9,022,249	1,039,366

PROPERTY AND EQUIPMENT, NET	105,713	137,294

OTHER ASSETS
Prepaid expenses - non-current	134,920	183,470
Intangible assets, net	88,305	161,434
Operating lease right-of-use assets	287,708	177,030
Finance lease right-of-use assets	40,339	17,968
Total Other Assets	551,272	539,902

Total Assets	$9,679,234	$1,716,562

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Short term loans - private lenders	$2,449	$374,654
Short term loans - related parties	-	1,774,713
Convertible notes	4,897	4,929
Convertible notes - related parties	-	46,377
Accounts payable	66,825	14,147
Other payables and accrued liabilities	2,066,452	1,964,835
Other payables - related parties	877,579	790,101
Customer deposits	242,341	522,030
Warrants liabilities	-	125,000
Operating lease liabilities	200,785	126,973
Finance lease liabilities	6,177	6,253
Taxes payable	101,724	85,521
Total Current Liabilities	3,569,229	5,835,533

OTHER LIABILITIES
Deferred tax liabilities	22,032	81,079
Operating lease liabilities - non-current	91,147	50,057
Finance lease liabilities - non-current	34,530	17,415
Total Other Liabilities	147,709	148,551

Total Liabilities	3,716,938	5,984,084

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares, no par value, unlimited shares authorized, 2,994,325 shares and 1,857,653 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively*	59,889,228	48,829,228
Accumulated deficit	(53,668,192)	(52,873,188)
Accumulated other comprehensive loss	(245,378)	(210,985)
Total Euda Health Holdings Limited Shareholders’ Equity (Deficit)	5,975,658	(4,254,945)

Noncontrolling interests	(13,362)	(12,577)
Total Shareholders’ Equity (Deficit)	5,962,296	(4,267,522)

Total Liabilities and Shareholders’ Equity	$9,679,234	$1,716,562

*	Giving retroactive effect to the 1-for-20 reverse stock split effected on March 23, 2026

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended
	June 30,	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
REVENUES
Property management services	$2,255,161	$2,089,041
Holistic wellness consumer products and services	1,212,674	893,785
Others	-	74,497
Total Revenues	3,467,835	3,057,323

COST OF REVENUES
Property management services	1,881,083	1,622,146
Holistic wellness consumer products and services	304,867	599,863
Total Cost of Revenues	2,185,950	2,222,009

GROSS PROFIT	1,281,885	835,314

OPERATING EXPENSES:
Selling	70,710	58,953
General and administrative	1,971,438	1,908,295
Research and development	1,274	244
Total Operating Expenses	2,043,422	1,967,492

LOSS FROM OPERATIONS	(761,537)	(1,132,178)

OTHER INCOME (EXPENSE)
Interest expense, net	(55,992)	(43,657)
Other expense, net	(34,887)	(30,135)
Total Other Expense, net	(90,879)	(73,792)

LOSS BEFORE INCOME TAXES	(852,416)	(1,205,970)

INCOME TAXES BENEFIT	(55,466)	(4,274)

NET LOSS	$(796,950)	$(1,201,696)

Less: Net (loss) income attributable to noncontrolling interest	(1,946)	2,305

NET LOSS ATTRIBUTABLE TO EUDA HEALTH HOLDINGS LIMITED	$(795,004)	$(1,204,001)

NET LOSS	$(796,950)	$(1,201,696)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(33,232)	25,115

TOTAL COMPREHENSIVE LOSS	(830,182)	(1,176,581)

Less: Comprehensive (loss) income attributable to noncontrolling interest	(785)	2,254

COMPREHENSIVE LOSS ATTRIBUTABLE TO EUDA HEALTH HOLDINGS LIMITED	$(829,397)	$(1,178,835)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted*	2,429,524	1,857,818

LOSS PER SHARE
Basic and diluted	$(0.33)	$(0.65)
Total	$(0.33)	$(0.65)

*	Giving retroactive effect to the 1-for-20 reverse stock split effected on March 23, 2026

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares		Accumulated	Accumulated other comprehensive	Noncontrolling
	Shares*	Capital	deficit	loss	interest	Total
BALANCE, December 31, 2024	1,857,653	$47,806,899	$(50,100,426)	$(259,532)	$(19,009)	$(2,572,068)
Net loss	-	-	(1,204,001)	-	2,305	(1,201,696)
Issuance of ordinary shares upon conversion of convertible notes	167	22,329	-	-	-	22,329
Foreign currency translation adjustments	-	-	-	25,166	(51)	25,115
BALANCE, June 30, 2025 (Unaudited)	1,857,820	$47,829,228	$(51,304,427)	$(234,366)	$(16,755)	$(3,726,320)

	Ordinary shares		Accumulated	Accumulated other comprehensive	Noncontrolling
	Shares*	Capital	deficit	loss	interest	Total
BALANCE, December 31, 2025	1,890,375	$48,829,228	$(52,873,188)	$(210,985)	$(12,577)	$(4,267,522)
Net loss	-	-	(795,004)	-	(1,946)	(796,950)
Issuance of ordinary shares through register direct offering	625,000	3,750,000	-	-	-	3,750,000
Share cancellation	(40,000)	-	-	-	-	-
Issuance of ordinary shares in exchange for crypto assets	500,000	7,310,000	-	-	-	7,310,000
Ordinary shares round up in accordance with reverse stock split.	18,950	-	-	-	-	-
Foreign currency translation adjustments	-	-	-	(34,393)	1,161	(33,232)
BALANCE, June 30, 2026 (Unaudited)	2,994,325	$59,889,228	$(53,668,192)	$(245,378)	$(13,362)	$5,962,296

*	Giving retroactive effect to the 1-for-20 reverse stock split effected on March 23, 2026

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30,	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
CASH FLOWS FOR OPERATING ACTIVITIES:
Net loss	$(796,950)	$(1,201,696)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	31,491	10,297
Amortization of intangible assets	81,953	77,904
Amortization of operating right-of-use asset	70,092	84,912
Amortization of finance right-of-use assets	3,255	5,329
Provision for credit losses	25,853	-
Deferred taxes benefits	(59,046)	(18,001)
Change in operating assets and liabilities
Accounts receivable	(507,367)	(259,406)
Other receivables	637	(31,766)
Inventories, net	(6,413)	19,332
Prepaid expenses and other current assets	121,946	(226,851)
Accounts payable	53,438	277,969
Other payables and accrued liabilities	118,939	216,265
Customer deposits	(295,060)	46,186
Taxes payable	16,950	(130,985)
Operating lease liability	(65,759)	(84,912)
Net cash used in operating activities	(1,206,041)	(1,215,423)

CASH FLOWS FOR INVESTING ACTIVITIES:
Purchases of crypto assets	(250,000)	-
Purchases of equipment	-	(23,222)
Purchases of intangible assets	(9,135)	-
Net cash used in investing activities	(259,135)	(23,222)

CASH FLOWS FOR FINANCING ACTIVITIES:
Repurchased of warrant	(125,000)	-
Repayments of convertible note	(46,377)	-
Proceeds received from issuance of ordinary shares through register direct offering	3,750,000	-
Proceeds from short-term loans - private lenders	-	445,117
Repayments to short-term loans - private lenders	(389,209)	(577,057)
Proceeds received from short-term loans - related parties	182,954	1,193,973
Repayments to short-term loans - related parties	(1,957,667)	-
Advance from other payables - related parties	87,570	59,001
Payment of finance lease liabilities	(8,619)	(3,277)
Net cash provided by financing activities	1,493,652	1,117,757

EFFECT OF EXCHANGE RATE CHANGES	(7,717)	59,866

NET CHANGE IN CASH and CASH EQUIVALENTS	20,759	(61,022)

CASH and CASH EQUIVALENTS, beginning of the period	345,145	237,606

CASH and CASH EQUIVALENTS, end of the period	$365,904	$176,584

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$32,418	$28,943
Cash paid for interest	$28,328	$5,906

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of operating right-of-use assets and lease liabilities	$180,900	$47,192
Initial recognition of financing right-of-use assets and lease liabilities	$41,706	$-
Derecognition of financing right-of-use assets and lease liabilities upon leases termination	$16,009	$80,931
Issuance of ordinary shares upon conversion of convertible notes	$-	$22,329
Issuance of ordinary shares in exchange for crypto assets	$7,310,000	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 1– Nature of business and organization

EUDA Health Holdings Limited, which until November 17, 2022 was known as 8i Acquisition 2 Corp. (the “Company”, “EUDA” or “8i”) is a company incorporated on January 21, 2021, under the laws of the British Virgin Islands for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (a “Initial Business Combination”).

On November 17, 2022 (the “Closing Date”), EUDA Health Holdings Limited, a British Virgin Islands business company (formerly known as 8i Acquisition 2 Corp.) (the “Company”), consummated the business combination contemplated by the Share Purchase Agreement (the “SPA”) between 8i Acquisition 2 Corp., a BVI business company (“8i”), EUDA Health Limited, a British Virgin Islands business company (“EHL”), Watermark Developments Limited, a British Virgin Islands business company (“Watermark” or the “Seller”), and Kwong Yeow Liew, dated April 11, 2022 and amended May 30, 2022, June 10, 2022, and September 7, 2022. As contemplated by the SPA, a business combination between 8i and EHL was effected by the purchase by 8i of all of the issued and outstanding shares of EHL from the Seller (the “Share Purchase”), resulting in EHL becoming a wholly owned subsidiary of 8i. In addition, in connection with the consummation of the Share Purchase, 8i changed its name to “EUDA Health Holdings Limited.” The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

The Company, through its subsidiaries, operates in two business segments focused on property management services, providing services to shopping malls, office buildings, residential apartments; and after the discontinuation of its medical service operation in September 2023, holistic wellness consumer products and services. The streamlining of the Company’s medical services practice was accounted for as a discontinued operation because it represented a strategic shift that had a major effect on the Company’s operations and financial results in accordance with ASC 205-20-45. Accordingly, assets, liabilities, results of operations, and cash flows related to its medical service practice have been reflected in the accompanying consolidated financial statements as discontinued operation for all periods presented. In 2025, the Company has further expanded to provide non-invasive healthcare products and services in Asia, with a focus on Singapore, Malaysia, and China. The unaudited condensed consolidated balance sheets as of June 30, 2026 and audited consolidated balance sheets as of December 31, 2025, unaudited condensed consolidated statements of operations and comprehensive income (loss) and unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2026 and 2025 have been adjusted to reflect this change (see Note 4).

Acquisition of Fortress Cove Limited

On May 6, 2024, the Company entered into a share purchase agreement (“Share Purchase Agreement”) with certain persons named therein for the acquisition of all outstanding shares of Fortress Cove Limited (“Fortress Cove”), a British Virgin Islands company which is the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn Bhd, a Malaysian company (“CKHP”) in the direct sale business of holistic wellness consumer products and services in Malaysia. Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of Fortress Cove for an aggregate consideration of 500,000 newly issued ordinary shares (“Consideration Shares”), valued at approximately $15.0 million based upon the enterprise fair value of CKHP appraised by an independent third-party valuation firm. An additional one million ordinary shares will be issued to the persons named in the Share Purchase Agreement if certain financial performance milestones based on CKHP’s net income for the fiscal years 2024 and 2025 are met. The acquisition closed on May 8, 2024 (see Note 5).

On July 1, 2024, Meng Dong (James) Tan, Guohui Zhang, Xin Zhang, Yew Phang Chong, and Yew Yen Chong (the “Surrendering Shareholders”) entered into a share surrender deed with the Company. Pursuant to this agreement, the Company determined that the number of Consideration Shares that should have been issued to the Surrendering Shareholders was 428,571 in aggregate, based on the $35 per share price, which was the closing bid price quoted on The Nasdaq Stock Market on May 7, 2024, the date immediately preceding the completion date. The Surrendering Shareholders agreed to surrender an aggregate of 71,429 fully paid Consideration Shares to the Company for no consideration, subject to the terms of the deed.

Collaboration Agreement with Key Lock – April 2025

On April 22, 2025, CK Health entered into a collaboration agreement with Guangdong Key Lock Health Management Co., Ltd. (“Key Lock”), an authorized distributor of Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”), a prominent player in stem cell therapies and regenerative medicine, that develops autologous cell treatments and tailored medicines for various disorders. It currently has 37 established stem cell and DNA medical treatment facilities in China and presence in Indonesia and Cambodia. Pursuant to the terms of a distribution agreement between Guangdong Cell Biotech and Key Lock dated April 21, 2025, Key Lock is responsible for promoting and selling Guangdong Cell Biotech’s stem cell therapy packages, managing sales, market development and customer support. Pursuant to the collaboration agreement between CK Health and Key Lock, CK Health will purchase from Key Lock certain stem cell therapy services offered by Guangdong Cell Biotech at certain pre-determined prices and market and sell these services in Singapore and Malaysia; and Key Lock will use its commercial endeavours to ensure proper stem cell therapy services received by EUDA customers at one of Guangdong Cell Biotech’s treatment centers in China. This collaboration agreement is terminable by either party with one month’s notice of termination.

Exclusive Distribution Agreement with Chemokine – August 2025

Chemokine Pte. Ltd. (“Chemokine”) is a Singapore-based biotech company focused on molecular supplements and gene modulating formulations. On July 4, 2025, EUDA entered into an exclusive distribution agreement with Chemokine pursuant to which EUDA has secured the exclusive worldwide distribution rights for a next-generation immune health supplement under the brand name, “EUDA Helixé” in Singapore, Malaysia, and China, developed by Chemokine. In June 2026, EUDA expanded the offering of the EUDA Helixé product line with the launch of the EUDA Regenixé iPSC-derived Skin Stem Cell Secretome Mask (“Regenixé Mask”), a beauty product developed by Chemokine.

Non-exclusive Distribution Agreement with QB Limited – April 2026

Shenzhen Inno Immune Co., Ltd. (“Shenzhen Inno”) is a developer of autologous cellular therapies in China. On April 27, 2026, EUDA entered into a non-exclusive distribution agreement with QB Limited, one of the authorized distributors of Shenzhen Inno, pursuant to which EUDA has obtained the non-exclusive worldwide right to market and sell selected immunotherapies developed and provided by Shenzhen Inno to EUDA’s customers through its subsidiary CK Health. These treatments will be conducted by Shenzhen Inno in its clinic in Shenzhen, China.]

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The accompanying unaudited condensed consolidated financial statements reflect the activities of EUDA and each of the following entities:

Name	Background		Ownership
EUDA Health Limited (“EHL”)	●	A British Virgin Islands company	100% owned by EUDA
	●	Incorporated on June 8, 2021
	●	A holding Company
Kent Ridge Healthcare Singapore Pte. Ltd. (“KRHSG”) (1) (3)	●	A Singapore company	100% owned by EHL
	●	Incorporated on November 9, 2017
	●	Multi-care specialty group offering range of specialty care services to patients.
EUDA Private Limited (“EUDA PL”) (1) (5)	●	A Singapore company	100% owned by EHL
	●	Incorporated on April 13, 2018
	●	A digital health company that provides a platform to serve the healthcare industry
Zukitek Vietnam Private Limited Liability Company (“ZKTV PL”) (1) (5)	●	A Vietnam company	100% owned by EUDA PL
	●	Incorporated on May 2, 2019
	●	A Research and Development Company
Singapore Emergency Medical Assistance Private Limited (“SEMA”) (1) (4)	●	A Singapore company	100% owned by EHL
	●	Incorporated March 18, 2019
EUDA Doctor Private Limited (“ED PL”) (1) (2)	●	Incorporated March 18, 2019	100% owned by EHL
	●	A platform solution for doctors and physicians to find, connect, and collaborate with trusted peers, specialists, and other professionals
	●	Operation has not been commenced
Kent Ridge Hill Private Limited (“KR Hill PL”) (1) (2)	●	A Singapore company	100% owned by EHL
	●	Incorporated on December 1, 2021
	●	A B2B2C pharmaceutical and OTC drugs e-commerce platform to promote its drug products
	●	Operation has not been commenced
Kent Ridge Health Limited (“KRHL”)	●	A British Virgin Islands company	100% owned by EHL
	●	Incorporated on June 8, 2021
	●	A holding company
Zukitech Private Limited (“ZKT PL”) (1) (2)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on June 13, 2019
	●	A holding company
Super Gateway Group Limited (“SGGL”)	●	A British Virgin Islands company	100% owned by KRHL
	●	Incorporated on April 18, 2008
	●	A holding company
Universal Gateway International Pte. Ltd. (“UGI”)	●	A Singapore company	98.3% owned by SGGL
	●	Incorporated on September 30, 2000
	●	Registered capital of RMB 5,000,000
	●	A holding company
Melana International Pte. Ltd. (“Melana”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on September 9, 2000
	●	Property management service that services shopping malls, business office building, or residential apartments

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Tri-Global Security Pte. Ltd. (“Tri-Global”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on August 10, 2000
	●	Property security service that services shopping malls, business office building, or residential apartments
UG Digitech Private Limited (“UGD”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on August 16, 2001
	●	A holding company
Nosweat Fitness Company Private Limited (“NFC”) (2)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on July 6, 2021
	●	A virtual personal training platform for fitness enthusiasts
	●	Operation has not been commenced
True Cover Private Limited (“TCPL”) (2)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on December 1, 2021
	●	A B2B e-claims healthcare insurance platform
	●	Operation has not been commenced
KR Digital Pte. Ltd. (“KR Digital”) (1) (2)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on December 29, 2021
	●	Development of software and applications
	●	Operation has not been commenced
Zukihealth Sdn. Bhd. (“Zukihealth”) (1) (2)	●	A Malaysian company	100% owned by KR Digital
	●	Incorporated on February 15, 2018
	●	Distribution of health care supplement products
	●	Operation has not been commenced
Euda Health Pte. Ltd. (“EHPL”)	●	A Singapore company	100% owned by EHHL
	●	Incorporated on May 26, 2023
	●	Management consultancy services for healthcare organization
Fortress Cove Limited (“Fortress Cove”)	●	British Virgin Islands company	100% owned by EUDA
	●	Incorporated on November 2, 2023
	●	A holding company
EUDA Health Malaysia Sdn Bhd (formerly known as CK Health Plus Sdn Bhd) (“CKHP”) (6) (8)	●	A Malaysian company	7% owned by Fortress Cove, and 93% owned by EHHL
	●	Incorporated on November 23, 2023
	●	Direct sale of holistic wellness consumer products and services in Malaysia
Weith Management Limited (“Weith”) (7)	●	British Virgin Islands company	100% owned by EUDA
	●	A holding company
EUDA Health HK Limited (“EHHK”)	●	A Hong Kong company	100% owned by EHPL
	●	Incorporated on 30 March 2026
	●	Operation has not been commenced
Guangdong EUDA Health Management Co., Ltd (“EHChina”)	●	A PRC limited liability company	100% owned by EHHK
	●	Incorporated on 11 June 2026
	●	Operation has not been commenced

(1)	These entities were presented as a discontinued operation in accompanying consolidated financial statements.

(2)	On August 28, 2023, these entities were struck off and dissolved.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

(3)	On December 30, 2024, the Company sold 100% equity interest of KRHSG to Merlion Club Limited, an unrelated party, for a consideration of $1.

(4)	On January 1, 2024, the Company lost control of SEMA while it was undergoing liquidation. Accordingly, the Company deconsolidated SEMA from its consolidated financial statements effective as of that date.

(5)	On January 1, 2024, the Company lost control of Euda PL, and its subsidiary ZKTV PL, while they were undergoing liquidation. Accordingly, the Company deconsolidated Euda PL and ZKTV PL from its consolidated financial statements effective as of that date.

(6)	On February 17, 2025, EHHL and Fortress subscribed for equity interests in CKHP. On April 16, 2025, EHHL made an additional equity subscription in CKHP. As of the date of this report, EHHL and Fortress hold approximately 93% and 7% equity interests in CKHP, respectively.

(7)	On April 30, 2025, the Company acquired 100% equity interest in Weith from Alfred Lim, an executive director and shareholder of the Company, for nil consideration. As of the date of issuance of these consolidated financial statements, Weith has no substantive operations other than serving as a holding company.

(8)	On January 8, 2026, CKHP changed its name to EUDA Health Malaysia Sdn. Bhd.

Note 2 – Going concern

In assessing the Company’s going concern, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of short-term borrowings from private lenders, third parties and related parties and cash generated from operations have been utilized to finance the working capital requirements of the Company. As of June 30, 2026, the Company’s working capital was approximately $5.5 million, and the Company had cash of approximately $0.4 million. The Company has experienced recurring losses from operations and negative cash flows from operating activities since 2020. In addition, the Company had, and will likely continue to have, an ongoing need to raise additional cash from outside sources to fund its operations and any expansion plan. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with ASC Subtopic 205-40, Presentation of Financial Statements - Going Concern, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that our consolidated financial statements are issued.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

If the Company is unable to generate sufficient funds to finance the working capital requirements of the Company within the normal operating cycle of a twelve-month period from the date of these financial statements are issued, the Company may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from Singapore banks and other financial institutions or private lender;

●	equity financing.

The Company can make no assurances that required financing will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Management is trying to alleviate the going concern risk by securing various financing resources, including but not limited to borrowing from the Company’s shareholders and certain of their affiliates, as well as the possibility of raising funds through a future public offering thereby, enabling the Company to meet its liabilities as and when required for the next twelve months. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements as of June 30, 2026, and for the six months ended June 30, 2026 and 2025 reflect all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flow for such interim periods. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of results to be expected for the full year of 2026. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on April 29, 2026.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include lease classification and liabilities, right-of-use assets, determinations of the useful lives and valuation of long-lived assets, fair value of the identifiable intangible assets through assets acquisition, estimate of the useful life of the intangible assets, estimates of allowances for credit losses, estimates of impairment of long-lived assets, valuation of deferred tax assets, other provisions and contingencies, estimated fair value of earn-out shares, prepaid forward purchase liability and private warrants. Actual results could differ from these estimates.

Foreign currency translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company’s subsidiaries in Singapore, Malaysia, Hong Kong and China conduct its businesses and maintain its books and records in the local currency, Singapore Dollars (“SGD”), Malaysian Ringgits (“MYR”), Hong Kong Dollar (“HKD”) and Chinese Renminbi (“RMB”), as their functional currency, respectively.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of shareholders’ equity (deficit). Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of June 30, 2026	As of December 31, 2025
Period-end SGD: US$1 exchange rate	1.29	1.29
Period-end MYR: US$1 exchange rate	4.08	4.06
Period-end HKD: US$1 exchange rate	7.84	-
Period-end RMB: US$1 exchange rate	6.79	-

	For the six months ended June 30,
	2026	2025
Period-average SGD: US$1 exchange rate	1.28	1.32
Period-average MYR: US$1 exchange rate	3.98	4.37
Period-average HKD: US$1 exchange rate	7.83	-
Period-average RMB: US$1 exchange rate	6.86	-

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of operations and comprehensive income (loss). Cash flows related to transactions with non-controlling interests are presented under financing activities in the unaudited condensed consolidated statements of cash flows.

Segment reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker (“CODM”). The Company’s CODM has been designated as the Chief Executive Officer (“CEO”) who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company.

As described in Note 4, in September 2023, the Board resolved on the plan to streamline its medical services practice, which business was carried through subsidiaries of KRHSG, EUDA PL, ZKTV PL, SEMA, ED PL, KR Hill PL, ZKT PL, KR Digital, and Zukihealth, as the Company transitioned its business to other medical service fields. The streamlining of the Company’s medical services practice was accounted for as a discontinued operation because it represented a strategic shift that had a major effect on the Company’s unaudited condensed consolidated financial statements in accordance with ASC 205-20-45.

On May 6, 2024, the Company has acquired 100% equity interest in Fortress Cove and its subsidiary CKHP, whose business operation relates to sales of holistic wellness consumer products and services in Malaysia. Upon the completion of the streamlining of its medical service practice and acquisition of Fortress Cove and its subsidiary, the Company reorganized its business to have two reportable segments: property management services, and holistic wellness consumer products and services. The structure of these segments reflect the financial information and reports used by the Company’s management, specifically its Chief Operating Decision Maker (“CODM”), to make decisions regarding the Company’s business, including resource allocations and performance assessments. All assets and continuing operations of the Company are physically located or domiciled in Singapore and Malaysia.

Acquisitions of assets

The Company applies the definition of a business in ASC 805, Business Combinations, to determine whether it is acquiring a business or a group of assets. When an acquired group of assets does not constitute a business, the transaction is accounted for as an asset acquisition. The cost of assets acquired and liabilities assumed in asset acquisitions is allocated based upon relative fair value. In the event that the cost of the asset acquisition exceed the fair value of the individual assets acquired and liabilities assumed, any excess cost over fair value should generally be allocated to the acquired assets on a relative fair value basis. This may result in certain assets being recognized in excess of their fair values, as measured in accordance with ASC 820.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities less than three months.

Crypto assets

The Company’s crypto assets primarily consist of QB Tokens, which are intended to be used solely for utility purposes within EUDA’s new digital health and rewards platform ecosystem which has yet to be launched at the time of this report. The Company has ownership and control of its crypto assets, which are maintained in Company-controlled digital wallets.

The Company’s crypto assets meet the criteria for accounting under ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets (“ASC 350-60”). Crypto assets are initially measured based on the nature of the transaction through which the assets are acquired.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Subsequent to initial recognition, crypto assets are measured at fair value, with gains and losses resulting from changes in fair value recognized in net income (loss). The Company determines the fair value of its crypto assets at each reporting date in accordance with ASC 820, Fair Value Measurement..

Accounts receivable, net

Accounts receivable, net are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due after 30 to 90 days, depending on the credit term with its customers. Management reviews the adequacy of the allowance for credit losses on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary.

The Company’s accounts receivable and other receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Company has identified the relevant risk characteristics of the receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the Company’s specific facts and circumstances. There have been no significant changes in the assumptions since adoption. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. Allowance for credit losses amounted to $2,555 and $2,571 related to accounts receivable was recorded as of June 30, 2026 and December 31, 2025, respectively.

Inventories, net

Inventories consist of finished goods and are stated at the lower of cost or net realizable value using the moving average unit cost method. Management reviews inventory on hand periodically for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on the review, the Company records inventory write-downs, when necessary, when costs exceed expected net realizable value. As of June 30, 2026 and December 31, 2025, $0 and $86,656 inventories write-down related to obsolescence or unmarketable items were recorded, respectively.

Other receivables

Other receivables primarily include receivables from employee advance, and refundable deposits from third party service providers. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2026 and December 31, 2025, $25,853 and $0 allowance for credit losses related to other receivables were recorded, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily include prepaid expenses paid to services providers, and other deposits. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes collection or realization of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2026 and December 31, 2025, no allowance for doubtful account related to prepaid expenses and other current assets was recorded.

Long-term investment

As of June 30, 2026 and December 31, 2025, the Company holds 39.3% of the equity interests in UG Digitech Sdn. Bhd.(“UGDSB”) through UG Digitech Private Limited (“UGD”), the Company’s 98.3% owned subsidiary, with carrying value of $0.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Expected useful lives
Office equipment	3 years
Leasehold improvement	Shorter of the lease term or 5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the six months ended June 30, 2026 and 2025, there was no impairment of property and equipment recognized.

Intangible assets, net

Purchased intangible assets are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over the Company’s best estimate of its useful life as follows:

Categories	Useful life
Distribution rights	2-3 years
Software	5 years

The Company amortizes intangible assets in accordance with ASC Topic 350, ‘Intangibles - Goodwill and Other.’ Distribution rights are amortized based on the pattern in which the economic benefits are consumed, while software is amortized on a straight-line basis over its expected useful life.

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of intangibles assets was recorded for the six months ended June 30, 2026 and 2025, respectively.

Impairment for long-lived assets

In accordance with ASC 360-10, Long-lived assets, including property and equipment, intangible assets with finite lives, goodwill and right of use assets are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the six months ended June 30, 2026 and 2025, the Company recognized no impairment losses on long-lived assets.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. The Company determined that upon further review of the warrant agreements, the Company concluded that its warrants qualify for equity accounting treatment.

Upon completion of the business combination, all of 8i’s then outstanding public and private warrants were replaced by the Company’s public and private warrants. The Company treated such warrants replacement as a warrant modification and no incremental fair value was recognized.

Convertible notes and derivative liabilities

The Company accounts for convertible notes in accordance with ASC 470, Debt, and ASC 815, Derivatives and Hedging. Convertible notes that contain embedded features—such as conversion rights, bonus shares, top-up shares, or other contingent settlement provisions—are evaluated to determine whether the features require bifurcation and separate accounting. Embedded features that are not clearly and closely related to the host instrument and do not qualify for equity classification are accounted for as derivative liabilities. These derivative liabilities are measured at fair value upon initial recognition and remeasured at each reporting date, with changes in fair value recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss) until the instruments are settled.

Revenue recognition

The Company follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize - revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and collectability is probable.

Revenue recognition policies for the revenue stream is as follows:

Property Management Services

- Performance obligation satisfied over a period of time

The Company provides property management services in shopping malls, business office building, or residential apartments to all tenants and property owners. Property management services include common area property management services that contain cleaning, landscaping, public facilities maintenance and other traditional services and also include security property management services provided to all tenants and property owners. Each of the two services is within separate agreements. The Company identified common area property management services as a single performance obligation as the kinds of service in the contract are not capable of being distinct and identified the security management services as another single performance obligation as there is only one service that is to provide security services.

The Company recognizes the common area property management revenue and security property management revenue on a straight-line basis over the terms of the common area property management agreement and security property management agreement, generally over one year period because its customer simultaneously receives and consumes the benefits provided by the Company throughout the performance obligations period.

The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less. As of June 30, 2026 and December 31, 2025, the Company did not have any contract assets.

The Company recognized advance payments from its customers prior to revenue recognition as contract liability until the revenue recognition performance obligation are met. As of June 30, 2026 and December 31, 2025, the Company did not have any contract liability.

Sales of holistic wellness consumer products

- Performance obligations satisfied at a point in time

The Company derives its revenues from sales contracts with its customers with revenues being recognized when control of the holistic wellness consumer products are transferred to its customer at the Company’s office or shipment of the goods. The revenue is recorded net of estimated discounts and return allowances. Historically, there were insignificant sales returns.

Wellness therapies service

- Performance obligations satisfied at a point in time

The Company carries out its Wellness Therapies services, offering prepaid therapy session packages to customers. The primary performance obligation is providing individual therapy sessions. Each therapy session is considered a separate and distinct performance obligation that provides immediate benefit to the customer upon completion. The total transaction price is allocated evenly across each therapy session based on their relative standalone selling prices. Revenues are recognized at a point in time upon the completion of each individual therapy session. If a customer does not fully utilize all prepaid sessions by the expiration of the package, the Company is entitled to retain any remaining consideration, and the unredeemed balance is recognized as revenue upon the package’s expiration.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Stem cell treatment services

- Performance obligations satisfied at a point in time

The Company enters into arrangements with customers to facilitate access to stem cell treatment services provided by third-party medical providers in China. The Company’s performance obligation is to arrange for the provision of such treatment services, including coordinating scheduling and acting as a liaison between the customer and the service providers. The Company does not provide the underlying treatment.

The Company has determined that it acts as an agent in these arrangements because it does not control the treatment services before they are provided to the customer. Accordingly, revenue is recognized on a net basis, representing the service fee retained by the Company for arranging the services.

Revenue is recognized at a point in time when the Company has fulfilled its obligation to arrange for the treatment services, which is generally when the coordination and facilitation activities are completed and the customer is able to receive the underlying services from the third-party provider.

The Company requires payment in advance of providing its facilitation services. Amounts received prior to satisfying the performance obligation are recorded as contract liabilities and recognized as revenue when the performance obligation is satisfied. Service fees are generally non-refundable.

Licensing service of bioenergy cabin

- Performance obligations satisfied over the time

The Company carries out its licensing services by granting licensees non-exclusive rights to use its CKHP brand, proprietary marks, and Bioenergy Spa Capsules, along with providing ongoing business support throughout the licensing period. The primary performance obligation is to provide the licensee the right to use the branded equipment combined with ongoing operational support. The licensee benefits continuously from access to the brand, proprietary technology, and support services during the licensing period. Revenues are recognized over time throughout the licensing period as the Company satisfies its performance obligations by making the licensed rights and support services available to the licensee.

Wellness Membership Program

- Performance obligations satisfied over time

The Company carries out its Wellness Membership Program, where customers pay a fixed fee to access ongoing wellness benefits, including services, discounts, and therapy session entitlements, over a defined membership term. The primary performance obligation is to provide continuous access to wellness services and related benefits throughout the duration of the membership. Customers consume the benefits progressively over time as they utilize the services and privileges under the membership. Revenues are recognized over time throughout the membership term as the Company satisfies its performance obligation by making the wellness products and services available to members.

The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less. As of June 30, 2026 and December 31, 2025, the Company did not have any contract assets.

The Company recognized advance payments from its customers prior to revenue recognition as contract liability until the revenue recognition performance obligation is met. As of June 30, 2026 and December 31, 2025, the Company recorded $242,341 and $522,030 of contract liabilities.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Disaggregated information of revenues by products/services are as follows:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Property management service:
Property management service – common area management	$1,703,641	$1,551,033
Property management service – security management	551,520	538,008
Total property management service revenue	$2,255,161	$2,089,041

Holistic wellness consumer products and services:
Holistic wellness consumer products	369,474	102,055
Wellness therapies service	712,595	724,590
Stem cell treatment service	88,254	-
Licensing service of bioenergy cabin	42,351	17,145
Wellness Membership Program	-	49,995
Total holistic wellness consumer products and service revenue	1,212,674	968,282

Other		74,497

Total revenue	$3,467,835	$3,057,323

Cost of revenues

Property Management Services

Cost of revenues mainly consists of labor expenses incurred attributable to property management service.

Disaggregated information of cost of revenues by products/services are as follows:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Property management service:
Property management service – common area management	$1,383,997	$1,152,007
Property management service – security management	497,086	470,139
Total property management service cost of revenue	$1,881,083	$1,622,146

Holistic wellness consumer products and services:
Holistic wellness consumer products	272,957	77,330
Wellness therapies service	791	522,533
Licensing service of bioenergy cabin	31,119	-
Total holistic wellness consumer products and service cost of revenue	304,867	599,863

Total cost of revenues	$2,185,950	$2,222,009

Advertising costs

Advertising is mainly through online and offline promotion activities. Advertising costs amounted to $51,619 and $30,648 for the six months ended June 30, 2026 and 2025, respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Defined contribution plan

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $203,502 and $198,960 for the six months ended June 30, 2026 and 2025, respectively.

The related contribution plans include:

Singapore subsidiaries

- Central Provident Fund (“CPF”) – 17.00% based on employee’s monthly salary for employees aged 55 and below, reduces progressively to 7.5% as age increase;

- Skill Development Levy (“SDL”) – up to 0.25% based on employee’s monthly salary capped approximately $8.3 (SGD 11.25) for each employee.

Malaysia subsidiaries

- Social Security Organization (“SOSCO”) – 1.75% based on employee’s monthly salary capped of RM 4,000;

- Employees Provident Fund (“EPF”) – 12% based on employee’s monthly salary;

- Employment Insurance System (“EIS”) – 0.2% based on employee’s monthly salary capped of RM 4,000.

Goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net GST. The GST are based on gross sales price. GST rate is generally 9% and 9%, for the six months ended June 30, 2026 and 2025, respectively in Singapore. Entities that are GST general taxpayers are allowed to offset qualified input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in tax payable.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income tax. The charge for taxation is based on the results for the fiscal year and adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is calculated using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is more-likely-than-not of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the six months ended June 30, 2026 and 2025. As of June 30, 2026 , the tax returns of the Company’s Singapore entities for the calendar year from 2022 through 2025 remain open for statutory examination by Singapore tax authorities.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company recognizes interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance.

The Company conducts much of its business activities in Singapore and Malaysia and is subject to tax in its jurisdiction. As a result of its business activities, the Company’s subsidiaries file separate tax returns that are subject to examination by the foreign tax authorities.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss). Other comprehensive loss refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The Company calculates basic and diluted loss per share for operations as follows:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Numerator
Net loss from operations	$(796,950)	$(1,201,696)
Less: Net (loss) income attributable to noncontrolling interest from operations	(1,946)	2,305
Net loss attributable to common shareholders, basic	$(795,004)	$(1,204,001)
Denominator
Weighted average number of shares outstanding, basic and diluted	2,429,524	1,857,818
Loss per share, basic and diluted	$(0.33)	$(0.65)

As of June 30, 2026, the Company had dilutive securities from the outstanding convertible notes and warrants convertible into 33 ordinary shares and 222,931 ordinary shares, respectively, that were not included in the computation of dilutive loss per share because the inclusion of such convertible notes and warrants would be anti-dilutive.

As of December 31, 2025, the Company had dilutive securities from the outstanding convertible notes and warrants convertible into 1,876 ordinary shares and 222,931 ordinary shares, respectively, that were not included in the computation of dilutive loss per share because the inclusion of such convertible notes and warrants would be anti-dilutive.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Fair value measurements

Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. When determining the fair value measurements for assets and liabilities, we consider the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The following summarizes the three levels of inputs required to measure fair value, of which the first two are considered observable and the third is considered unobservable:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain assets and liabilities such as cash and cash equivalents, accounts receivable, net, other receivables, prepaid expenses and other current assets, short-term loans, convertible notes, accounts payable, other payables and accrued liabilities, lease liabilities-current, and tax payables have been determined to approximate carrying amounts due to the short maturities of these instruments.

The following table sets forth by level within the fair value hierarchy our financial asset and liability that were accounted for at fair value on a recurring basis as of June 30, 2026 and December 31, 2025:

	Carrying Value at June 30, 2026 and May 19, 2026	Fair Value Measurement at June 30, 2026
		Level 1	Level 2	Level 3
Crypto assets	$7,560,000	$-	$-	$7,560,000

	Carrying Value at December 31, 2025	Fair Value Measurement at December 31, 2025
		Level 1	Level 2	Level 3
Warrant liabilities	$125,000	$-	$-	$125,000

The following is a reconciliation of the beginning and ending balance of the financial assets and liability measured at fair value on a recurring basis for the six months ended June 30, 2026:

Crypto assets
Fair value of crypto assets as of acquisition date (May 19, 2026)	$7,560,000
Change in fair value of crypto assets	-
Ending balance as of June 30, 2026	$7,560,000

Derivative liabilities -Warrants
Fair value of warrants upon issuance	$100,000
Change in fair value of warrant liability	25,000
Ending balance as of December 31, 2025	125,000
Repurchase of warrant	(125,000)
Ending balance as of June 30, 2026	$-

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Leases

The Company accounts for leases in accordance with ASC 842. The Company entered into three agreements as a lessee to lease office equipment for general and administrative operations. If any of the following criteria are met, the Company classifies the lease as a finance lease:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
●	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;
●	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;
●	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or
●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

The Company combines lease and non-lease components in its contracts under Topic 842, when permissible.

Finance and operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, and therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. The Company’s leases generally do not provide a residual guarantee.

The finance or operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognizes the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period. Interest expense on the lease liability is determined each period during the lease term as the amount that results in a constant periodic interest rate of the office equipment on the remaining balance of the liability.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2026 and 2025, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Related parties

Parties, which are corporations or individuals, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently issued accounting standards which have not yet been adopted

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements—Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which amends certain disclosure and presentation requirements to align the FASB Codification with SEC regulations. For SEC registrants, each amendment will become effective upon the SEC’s removal of the related disclosure requirement, with early adoption prohibited. If the applicable SEC requirements are not removed by June 30, 2027, the related amendments will not become effective. The Company is currently evaluating the impact of this update on its consolidated financial statements and related disclosures.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the accounting guidance for induced conversions of convertible debt. The amendments clarify that, to account for a settlement as an induced conversion, an inducement offer must provide at least the consideration (in form and amount) issuable under the original conversion terms, even for instruments with cash conversion features. The amendments also clarify that the guidance applies to instruments not currently convertible, provided they had a substantive conversion feature at issuance and at the time of the inducement offer. The amendments aim to improve the relevance and consistency in application of the induced conversion guidance and are effective for annual periods beginning after December 15, 2025, with early adoption permitted for entities that have adopted ASU 2020-06. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

On July 5, 2025, the FASB issued ASU No. 2025-05, Financial Instruments- Credit Losses (“ASU 2025-05”). ASU 2025-05 amends ASC 326-20, the calculation of credit loss allowances estimates the uncollectible portion of short-term receivables and contract assets, using historical and current data without forecasting future conditions, and may include post-balance-sheet collections if eligible. The guidance will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of adopting the standard on its financial statements and related disclosures.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flow.

Note 4 – Crypto Assets

On April 24, 2026, the Company entered into a Simple Agreement for Future Tokens (“SAFT”) with QB Limited pursuant to which the Company agreed to acquire an aggregate of 16,000,000 QB Utility Tokens (“QB Tokens”) in two tranches. The first tranche consisted of 1,000,000 QB Tokens in exchange for $250,000 in cash, and the second tranche consisted of 15,000,000 QB Tokens in exchange for 500,000 ordinary shares of the Company. At the time of execution of the SAFT, the QB Tokens were still under development.

On May 19, 2026, the QB Token smart contract was deployed on the BNB Smart Chain and the QB Tokens were created. On the same date, QB Limited transferred the 16,000,000 QB Tokens to a blockchain wallet designated and controlled by the Company. Accordingly, the Company obtained control of the QB Tokens on May 19, 2026.

The following table presents the Company’s significant crypto asset holdings as of June 30, 2026:

	June 30, 2026
	Quantity	Cost Basis	Fair Value
QB tokens	16,000,000	$7,560,000	$7,560,000

The fair value measurement of the QB Tokens is classified within Level 3 of the fair value hierarchy under ASC 820, Fair Value Measurement, because an active market and sufficient observable market inputs were not available.

On May 19, 2026, the acquisition-date value of the 16,000,000 QB Tokens was determined based on the transaction consideration of $250,000 in cash and 500,000 ordinary shares of the Company. The share consideration was valued using the Company’s quoted closing share price of $14.62 per share, resulting in share consideration of $7,310,000 and an aggregate transaction value of $7,560,000, or $0.4725 per QB Token.

As of June 30, 2026, the Company used the May 19, 2026 transaction price as the calibration point for determining fair value. As there were no subsequent orderly market transactions, exchange listing, or other significant developments affecting the QB Tokens through June 30, 2026, no adjustment to the calibrated transaction price was considered necessary. Accordingly, the fair value remained $0.4725 per QB Token, resulting in an aggregate fair value of $7,560,000.

Note 5 – Accounts receivable, net

Accounts receivable consist of the following:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
Accounts receivable	$741,865	$245,184
Allowance for credit losses	(2,555)	(2,571)
Total accounts receivable, net	$739,310	$242,613

As of June 30, 2026 and December 31, 2025, the Company had allowance for credit losses of $2,555 and $2,571, respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Movements of allowance for credit losses from accounts receivable are as follows:

	For the Six Months ended June 30, 2026	For the Year ended December 31, 2025
	(Unaudited)
Beginning balance	$2,571	$2,420
Exchange rate effect	(16)	151
Ending balance	$2,555	$2,571

Note 6 – Inventories

Inventories consist of the following:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
Trading goods	$9,095	$2,844

Note 7 – Other receivables

Other receivables consist of the following:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
Employee advance and others	$82,236	$82,964
Allowance for credit losses	(25,853)	-
Total other receivable, net	$56,383	$82,964

As of June 30, 2026 and December 31, 2025, the Company had allowance for credit losses of $25,853 and $0, respectively.

Movements of allowance for credit losses from other receivables are as follows:

	For the Six Months ended June 30, 2026	For the Year ended December 31, 2025
	(Unaudited)
Beginning balance	$-	$-
Addition	25,853	-
Ending balance	$25,853	$-

Note 8 – Property and equipment, net

Property and equipment, net consist of the following:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
Office equipment	$234,014	$235,503
Leasehold improvement	12,286	12,364
Subtotal	246,300	247,867

Less: accumulated depreciation	(140,587)	(110,573)
Total	$105,713	$137,294

Depreciation expense for the six months ended June 30, 2026 and 2025 amounted to $31,491 and $10,297, respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 9 – Intangible assets, net

Intangible assets consisted of the following:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
Software	$39,348	$30,637
Distribution rights	300,347	300,347
Total intangible assets	339,695	330,984
Less: accumulated amortization	(251,390)	(169,550)
Total intangible assets, net	$88,305	$161,434

Amortization expense for the six months ended June 30, 2026 and 2025 amounted to $81,953 and $77,904, respectively. No impairment of intangibles assets was recorded for the six months ended June 30, 2026 and 2025, respectively.

The following table sets forth the Company’s amortization expense for the next five years ending:

Amortization
expenses
Twelve months ending June 30, 2027	$62,190
Twelve months ending June 30, 2028	7,870
Twelve months ending June 30, 2029	7,870
Twelve months ending June 30, 2030	7,478
Twelve months ending June 30, 2031	2,897
Total	$88,305

Note 10 – Credit facilities

Short term loans – private lenders

Outstanding balances on short term loans from private lenders consist of the following:

Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	As of June 30, 2026	As of December 31, 2025
				(Unaudited)
Kong Wei Peng	Due on demand	0.0%	None	$2,449	$2,464
8i Asia Limited	June 30, 2025 to December 31, 2025 (Repaid in March 2026)	0.0-8.0%	None	-	372,190
Total				$2,449	$374,654

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Short term loans – related parties

Outstanding balances on short term loans from related parties consist of the following:

Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	As of June 30, 2026	As of December 31, 2025
				(Unaudited)
Alfred Lim (2)	December 31, 2023, extended to December 31, 2025 (Repaid in March 2026)	8.0%	None	-	276,558
8i Enterprises Pte. Ltd (3)	December 31, 2025 (1) (Repaid in March 2026)	8.0%	None	-	1,498,155
Total				$-	$1,774,713

(1)	On March 15, 2024, loan from 8i Enterprises Pte. Ltd and Meng Dong (James) Tan were converted into the Company’s ordinary shares (refer to Note 16). During the year ended December 31, 2024, the Company entered into new loan agreements with 8i Enterprises Pte. Ltd., borrowing an aggregate amount of $254,892. During the year ended December 31, 2025, the Company entered into new loan agreements with 8i Enterprises Pte. Ltd., borrowing an aggregate amount of $1,325,982. The loans bear interest at a rate of 8% and are scheduled to mature on December 31, 2025. The Company paid off the principal and interest balance in March 2026.

(2)	Mr. Alfred Lim is Chief Executive Officer, an executive director and shareholder of the Company.

(3)	Mr. Meng Dong (James) Tan, the Company’s related party who had more than 10% ownership of the Company, is the sole shareholder and director of 8i Enterprises Pte. Ltd. Mr. Tan has sole voting and dispositive power over such shares.

Convertible notes – third parties

Outstanding balances on convertible notes consist of the following:

Lender Name	Maturities	Interest Rate	Terms	As of June 30, 2026	As of December 31, 2025
				(Unaudited)
Sarina Binti Md Amin (1)	February 1, 2025	6.0%	Automatically be converted into the 33 ordinary shares on maturity date	4,897	4,929
Total				$4,897	$4,929

(1)	As of the date these unaudited condensed financial statements were issued, the Company had initiated the conversion of the notes held by Sarina Binti Md Amin into 33 unregistered ordinary shares, with the settlement of such conversion currently in progress.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

On August 1, 2025, the Company entered into a convertible promissory note (“Convertible Promissory Note”) agreement and issued a $1,000,000 note. The note was convertible into the Company’s ordinary shares at a variable conversion price based on a discount to the market price, resulting in a variable number of shares issuable. The Company determined that the embedded conversion feature was not indexed to its own stock and therefore bifurcated it as a derivative liability, initially measured at fair value, with the residual proceeds allocated to the host debt.

During the year ended December 31, 2025, the note was fully converted into 32,555 ordinary shares. As the conversion occurred within the same reporting period as issuance, the fair value of the derivative liability at issuance approximated its fair value at conversion, and no material gain or loss was recognized.

Convertible notes – related parties

Lender Name	Maturities	Interest Rate	Terms	As of June 30, 2026	As of December 31, 2025
				(Unaudited)
8i Enterprises Pte. Ltd (1)	December 31, 2025 (2)	0.0%	Right to convert into the Company’s ordinary shares equal to the unpaid principal amount at $25.4 per shares at any time and from time to time.	$-	$22,373
Meng Dong (James) Tan (3)	December 31, 2025 (4)	0.0%	Right to convert into the Company’s ordinary shares equal to the unpaid principal amount at $25.4 per shares at any time and from time to time.	-	24,004
Total				$-	$46,377

(1)	Mr. Meng Dong (James) Tan, the Company’s related party who had more than 10% ownership of the Company, is the sole shareholder and director of 8i Enterprises Pte Ltd. Mr. Tan has sole voting and dispositive power over the shares.

(2)	Since May 15, 2023, 8i Enterprises Pte Ltd (“8iEPL”), a company owned by Mr. Tan, has been rendering certain advisory services for the Company. Pursuant to a certain Settlement Agreement between the Company and 8iEPL dated March 15, 2024 (the “8iEPL Settlement Agreement”), the Company has agreed to pay 8iEPL for a total sum of $180,000 for such advisory services (the “Services Payment”). Between May 15, 2023 and February 28, 2024, the Company has borrowed from 8iEPL an aggregate amount of $712,254, or a total of $731,373 with unpaid and accrued interests at 8% per annum (the “8iEPL Loan”). Pursuant to the 8iEPL Settlement Agreement, the Company has agreed to pay 8iEPL in full satisfaction of both the Services Payment and the 8iEPL Loan in the form a convertible note in the aggregate amount of $911,373 (“8iEPL Convertible Note”). In April 2024, 8iEPL assigned $889,000 of 8iEPL Convertible Note to a third party and it was converted into 35,000 shares of the Company’s ordinary shares. Subsequently, in April 2025, a Convertible Note Extension Agreement was executed to: (i) extend the remaining 8iEPLConvertible Note’s maturity date to December 31, 2025; and (ii) provide that the outstanding unpaid balance will accrue no interest through that date. In March 2026, such balance has been fully repaid in cash by the Company.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

(3)	Mr. Meng Dong (James) Tan, the Company’s related party has more than 10% ownership of the Company.

(4)	On May 26, 2023, the Company borrowed from Meng Dong (“James”) Tan, a significant shareholder of the Company, an aggregate amount of $22,500, or a total of $24,004 with unpaid and accrued interests at 8% per annum (the “James Tan Loan”). Pursuant to a Settlement Agreement between the Company and Mr. Tan dated March 15, 2024 (the “James Tan Settlement Agreement”), the Company has agreed to issue Mr. Tan a convertible note in the aggregate amount of $24,004 (the “James Tan Convertible Note”) in full satisfaction of the James Tan Loan. Subsequently, in April 2025, a Convertible Note Extension Agreement was executed to: (i) extend the James Tan Convertible Note’s maturity date to December 31, 2025; and (ii) provide that the outstanding unpaid balance will accrue no interest through that date. In March 2026, such balance has been fully repaid in cash by the Company.

The Company determined that the embedded conversion feature from the convertible notes, related parties and third parties, except above mentioned Convertible Promissory Note, qualifies for the scope exception due to the embedded conversion feature indexed to the Company’s stock in accordance with ASC 815-40-15 and meet the equity requirement in accordance with ASC815-40-25.

The movement of convertible notes from third parties and related parties are as following:

	Third parties	Related parties
December 31, 2025 balance	$4,929	$46,377
Repayments	-	(46,377)
Exchange rate difference	(32)	-
June 30, 2026 balance (unaudited)	$4,897	$-

Note 11 – Other payables and accrued liabilities

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
Accrued expenses (i)	$1,377,313	$1,351,245
Accrued payroll	689,139	613,590
Total other payables and accrued liabilities	$2,066,452	$1,964,835

(i)	Accrued expenses

The balance of accrued expenses represented amount due to third parties service providers which include marketing consulting service, IT related professional service, legal, audit and accounting fees, and other miscellaneous office related expenses.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 12 – Warrant liabilities

On November 26, 2025, the Company issued a warrant to purchase up to 100,000 ordinary shares in connection with a securities purchase agreement and received proceeds of $100,000. The warrant was subsequently amended, including a reduction in the exercise price.

The Company determined that the warrant meets the definition of a derivative under ASC 815 and does not qualify for equity classification, as its settlement provisions are not solely indexed to the Company’s own stock. Accordingly, the warrant is classified as a derivative liability and is measured at fair value at issuance and at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

The warrant liability was initially recognized at its fair value of $100,000 upon issuance. As of December 31, 2025, the fair value of the warrant liability was $125,000, resulting in a $25,000 loss recognized in the consolidated statements of operations for the year ended December 31, 2025. The fair value of the warrant liability is classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs, including consideration of the contractual repurchase feature at $1.25 per warrant share. As the conditions required to trigger the forced cash exercise provision were not met, the Company elected to exercise its contractual repurchase right. Accordingly, in March 2026, the Company repurchased the warrant in full for $125,000.

Note 13 – Related party balances and transactions

Related party balances

Other receivable – related party

Name of Related Party	Relationship	Nature	As of June 30, 2026	As of December 31, 2025
			(Unaudited)
Alex Lai Kum Weng	Director of CKHP	Employee advance	$8,570	$8,625

Other payables – related parties

Name of Related Party	Relationship	Nature	As of June 30, 2026	As of December 31, 2025
			(Unaudited)
Kent Ridge Health Pte Ltd	Shareholders of this entity are also the shareholders of the Company	Operating expense paid on behalf of the Company	395,779	395,779
Meng Dong (James) Tan	Shareholder of the Company	Operating expense paid on behalf of the Company	2,181	2,181
Chong Yew Yen	Director of CKHP (resigned on July 31, 2024) and shareholder of the Company	Operating expense paid on behalf of the Company	230	230
8i Enterprises Pte Ltd (“8iEPL”) (1)	Meng Dong (James) Tan who is the shareholder of this entity is also a shareholder of the Company	Advisory services fee payable	360,000	315,000
8i Digital services Pte Ltd (“8i Digital”)	Meng Dong (James) Tan who is a shareholders of this entity is also a shareholder of the Company	Advisory services fee payable	21,948	21,948
Vivian Tay	Interim Chief Financial Officer of the Company	Operating expense paid on behalf of the Company	-	2,849
Alfred Lim	Chief Executive Officer, an executive director and shareholder of the Company	Operating expense paid on behalf of the Company	97,441	52,114
Total			$877,579	$790,101

(1)	A balance of $135,000 was converted into the Company’s ordinary shares in March 2024. See Note 14. On March 16, 2024, the Company entered into a consultancy agreement (the “Consultancy Agreement”) with 8i Enterprises Pte Ltd (“8iEPL”) for a term of 12 months to engage 8iEPL’s services in connection with merger and acquisition advisory services, including advisory for acquisition of Fortress Cove and its subsidiaries which is 40% owned by Meng Dong (James) Tan before the acquisition. As of June 30, 2026 and December 31, 2025, the Company had accrued $360,000 and $315,000 advisory service fee pertaining to this Consultancy Agreement, respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Short term loans – related parties

See Note 10 for details.

Convertible notes – related parties

See Note 10 for details.

Related party transaction

Consulting agreements with 8iEPL

On March 16, 2024, the Company entered into a consultancy agreement (the “Consultancy Agreement”) with 8iEPL for a term of 12 months to engage 8iEPL’s services in connection with merger and acquisition advisory services. The Consultancy Agreement had been renewed for an additional 12 months term in March 2025. As of June 30, 2026 and December 31, 2025, the Company had accrued $360,000 and $315,000, respectively, in advisory service fees related to this Consultancy Agreement.

Revenue - related parties

For the six months ended June 30, 2026, the Company generated revenue from stem cell treatment services provided to related parties, including Eric Lew, the Company’s Chairman, and Alfred Lim, the Company’s Chief Executive Officer, in the amounts of $26,550 and $NIL, respectively. No revenue  from related parties was recognized for the six months ended June 30, 2025.

Note 14 – Shareholders’ equity

Ordinary shares

The Company is authorized to issue unlimited ordinary shares of no par value. Holders of the Company’s ordinary shares are entitled to one vote for each ordinary share.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

-Reverse stock split

On March 23, 2026, the Company effected a 1:20 reverse stock split of its shares of common stock. All share and per share amounts presented herein and in the consolidated financial statements have been retroactively adjusted to reflect the cumulative effect of the March 23, 2026 1:20 reverse stock split.

-Private placements

For the six months ended June 30, 2026, the Company issued and sold to seven accredited investors an aggregate of 625,000 ordinary shares (the “Placement Shares”) at $6.00 per share for an aggregate to purchase price of $3,750,000 in a private placement. The ordinary shares were issued and sold pursuant to the Company’s prospectus dated November 4, 2024 and a prospectus supplement dated March 2, 2026 (the “Prospectus Supplement”).

Conversion of debts

-Conversion of debts for the year ended December 31, 2024

On March 15, 2024, the Company entered into settlement agreements (“Executive Settlement Agreement”) with the former Chief Executive Officer Kelvin Chen, former Chief Financial Officer Steven Sobak, and Chief Executive Officer and Executive Director Alfred Lim to resolve outstanding compensation. Under these agreements, Mr. Chen was issued 8,333 restricted ordinary shares in satisfaction of $212,484, Mr. Sobak received 3,753 restricted ordinary shares for $95,700, and Mr. Lim was granted 2,683 restricted ordinary shares for $68,403. All share issuances were based on the per-share closing price of $25.50 as of March 14, 2024, and fully satisfied the salaries and compensation owed to each executive as of December 31, 2023.

Pursuant to a certain Settlement Agreement between the Company and 8iEPL, the Company’s related party dated March 15, 2024 (the “8iEPL Settlement Agreement”), the Company has agreed to pay 8iEPL for a total sum of $180,000 for such advisory services (the “Services Payment”). Between May 15, 2023 and February 28, 2024, the Company has borrowed from 8iEPL an aggregate amount of $712,254, or a total of $731,373 with unpaid and accrued interests at 8% per annum (the “8iEPL Loan”). Pursuant to the 8iEPL Settlement Agreement, the Company has agreed to pay 8iEPL in full satisfaction of both the Services Payment and the 8iEPL Loan in the form a convertible note in the aggregate amount of $911,373 (the “8iEPL Convertible Note”). In April 2024, 8iEPL assigned the 8iEPL Convertible Note to a third party for an amount of $889,000, and converted into 35,000 shares of the Company’s ordinary shares in May 2024.

The following tables summarize the issuance of shares upon conversion of notes and settlement of debts discussed above:

	Executive Settlement Agreement	8iEPL Settlement Agreement	Total
Restricted Ordinary shares issued for settlements	14,769	35,000	49,769
Share price as of settlement date	$25.50	38.20
Fair value of settlement shares	$376,587	1,337,000	$1,713,587
Debt settled on May 16, 2023	$(376,587)	(889,000)	$(1,265,587)
Loss on Debt Settlements	$-	448,000	$448,000

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Conversion of convertible note

In January 2025, the Company issued 167 ordinary shares to Madam Chong Ah Kaw upon conversion of a convertible note.

During the year ended December 31, 2025, $1,000,000 of the Convertible Promissory Note was fully converted into 32,555 ordinary shares. As the conversion occurred within the same reporting period as issuance, no material gain or loss was recognized upon conversion (Note 10).

Warrants

In connection with the reverse recapitalization, the Company has assumed 8,917,250 Warrants outstanding, which consisted of 8,625,000 Public Warrants and 292,250 Private Warrants. Both of the Public Warrants and private warrant met the criteria for equity classification.

Warrants became exercisable on the later of (a) the completion of the reverse recapitalization or (b) 12 months from the closing of the initial public offering (“IPO”). The warrants will expire five years after the completion of a reverse recapitalization or earlier upon redemption or liquidation.

As of June 30, 2026 the Company had 8,625,000 Public Warrants outstanding and 292,250 Private Warrants outstanding. Each whole Public Warrant and Private Warrant entitles the registered holder to purchase 0.025 share of the Company’s ordinary share at a price of $230.00 per share, subject to the following conditions discussed below.

The Company may redeem the Public Warrants and Private Warrants in whole and not in part, at a price of $0.01 per warrant:

● at any time while the warrants are exercisable and prior to their expiration,

● upon not less than 30 days’ prior written notice of redemption to each warrant holder,

● if, and only if, the reported last sale price of the ordinary shares equals or exceeds $330.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading days period ending on the third trading business day prior to the notice of redemption to warrant holders, and,

● if, there is a current registration statement in effect with respect to the Ordinary Shares underlying the Warrants for each day in the 30-day trading period and continuing each day thereafter until the Redemption Date or the cashless exercise of the Warrants is exempt from the registration requirements under the Securities Act of 1933, as amended (the “Act”)

If the Company calls the warrants for redemption as described above, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted for splits, dividends, recapitalizations and other similar events. Additionally, in no event will the Company be required to net cash settle the warrants.

The only difference between Public Warrants and Private Warrants is that the Private Warrants will not be transferable, assignable or salable until after the completion of reverse recapitalization.

The summary of warrants activity is as follows:

	Warrants Outstanding	Ordinary Shares Issuable	Weighted Average Exercise Price	Average Remaining Contractual Life
December 31, 2024	8,917,250	222,931	$230.00	2.88
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
December 31, 2025	8,917,250	222,931	$230.00	1.88
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
June 30, 2026 (unaudited)	8,917,250	222,931	$230.00	1.38

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Issuance of ordinary shares in exchange for crypto assets

On April 24, 2026, the Company entered into a Simple Agreement for Future Tokens (“SAFT”) with QB Limited, an unaffiliated third party in Hong Kong for the pre-sale of QB Utility Tokens (the “Token”). Under the SAFT, the Company has committed to purchase an aggregate of 16 million Tokens in two tranches: (i) 1 million Tokens for $250,000; and (ii) within three (3) months thereafter, 15 million Tokens for 500,000 ordinary shares for which EUDA has agreed to file a resale registration statement within 90 days thereafter. QB Limited is obligated to issue the first tranche of Tokens upon the Company providing a designated network address for the allocation of such Tokens. The 16 million QB Utility Tokens were delivered to EUDA on 19 May 2026, and the 500,000 EUDA shares were issued to QB Limited’s nominees on the same day.

Forfeiture and Cancellation of Shares

On March 21, 2026, the Company forfeited and cancelled 40,000 ordinary shares (previously held by Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B). The shares were subject to a notice of call issued by the Company on March 5, 2026. As the required payment was not made by the specified deadline, the shares were forfeited and cancelled in accordance with the Company’s Amended and Restated Articles of Association and applicable provisions of the BVI Business Companies Act.

Note 15 – Income taxes

Singapore

While the Company consolidates its entities under EUDA, a British Virgin Islands entity as described in Note 1, Organization, management has determined that Singapore represents the Company’s primary tax jurisdiction due to the location of its principal operations.

Accordingly, the statutory income tax rate in Singapore of 17.0% has been used as the domestic statutory tax rate for purposes of the rate reconciliation. The difference between the Company’s domestic statutory income tax rate and its income tax (expense) benefit is primarily attributable to the effect of tax rates in other jurisdictions in which the Company operates, as well as certain non-taxable income and non-deductible expenses.

The Company’s subsidiaries incorporated in Singapore are subject to Singapore income tax on taxable income as reported in their statutory financial statements, as adjusted in accordance with applicable Singapore tax laws. Under the partial tax exemption regime, 75% of the first approximately $8,000 (SGD 10,000) of chargeable income and 50% of the next approximately $144,000 (SGD 190,000) of chargeable income are exempt from income tax.

British Virgin Islands

KRHL and SGGL are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Malaysia

The Company’s subsidiary incorporated in Malaysia is governed by the income tax laws of Malaysia and the income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based upon existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that have been incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Hong Kong

The Company’s subsidiaries incorporated in Hong Kong, are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profits tax rates regime, the first 2,000,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000,000 will be taxed at 16.5%.

People’s Republic of China (“PRC”)

The Company’s subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax at a unified tax rate of 25% on their taxable income, as determined in accordance with relevant PRC tax laws and regulations. Preferential tax rates or exemptions may be available to certain qualified entities, subject to approval by local tax authorities.

Loss before income taxes were comprised of the following:

	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Domestic (Singapore)	$(363,774)	$54,675
Foreign	(488,642)	(1,260,645)
Total loss before income taxes	$(852,416)	$(1,205,970)

The provision (benefit) for income taxes consisted of the following:

	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Current
Domestic (Singapore)	$3,580	$13,727
Foreign	-	-
Total Current	3,580	13,727
Deferred
Domestic (Singapore)	-	-
Foreign	(59,046)	(18,001)
Total Deferred	(59,046)	(18,001)
Income taxes benefit	$(55,466)	$(4,274)

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	June 30, 2026	December 31, 2025
	(Unaudited)
Deferred Tax Assets
Valuation allowance for credit losses	$434	$437
Net operating loss carry forwards	873,627	820,114
Lease liabilities	59,969	21,002
Less: valuation allowance*	(875,138)	(821,521)
Total deferred tax assets, net	$58,892	$20,032

Deferred Tax Liabilities
Right of use assets	$(58,892)	$(20,032)
Amortization of intangible assets	(22,032)	(81,079)
Total deferred tax liabilities	(80,924)	(101,111)
Deferred tax liabilities, net	$(22,032)	$(81,079)

*	The valuation allowance on all deferred tax assets increased by $53,617 from December 31, 2025 to June 30, 2026.

As of June 30, 2026 and December 31, 2025, the Company had net operating losses carry forward (including temporary taxable difference of bad debt expense) of approximately $4.0 million and $3.6 million, respectively, from the Company’s Singapore and Malaysia subsidiaries. The net operating losses from the Singapore subsidiaries can be carried forward indefinitely, while the net operating losses from the Malaysia subsidiary can be carried forward of ten years. Due to the limited operating history of certain Singapore and Malaysia subsidiaries, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses (including temporary taxable difference of bad debt expense) of approximately $0.9 million and $0.8 million related to Singapore and Malaysia subsidiaries as of June 30, 2026 and December 31, 2025, respectively.

Income taxes paid

The following table presents income taxes paid, net of refunds, disaggregated by jurisdiction for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Singapore	$32,418	$28,943
Foreign	-	-
Total tax provision	$32,418	$28,943

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2026 and December 31, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the six months ended June 30, 2026 and 2025.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Taxes payable consist of the following:

	June 30, 2026	December 31, 2025
	(Unaudited)
GST taxes payable	$88,400	$75,299
Income taxes payable	13,324	10,222
Totals	$101,724	$85,521

Note 16 – Concentrations risks

(a) Major customers

For the six months ended June 30, 2026, one customer accounted for 13.8% of the Company’s total revenues.

For the six months ended June 30, 2025, no customer accounted for 10% or more of the Company’s total revenues.

As of June 30, 2026, two customers accounted for 43.1% and 29.1% of the Company’s total balance of accounts receivable, respectively. As of December 31, 2025, two customers accounted for 20.0% and 17.0% of the Company’s total balance of accounts receivable, respectively.

(b) Major vendors

For the six months ended June 30, 2026 and 2025, no vendor accounted for 10% or more of the Company’s total purchases.

As of June 30, 2026, two vendors accounted for 68.2% and 31.8% of the Company’s total balance of accounts payable. As of December 31, 2025, two vendors accounted for 80.4% and 19.6% of the Company’s total balance of accounts payable.

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to approximately $77,000 (SGD 100,000) per account. As of June 30, 2026 and December 31, 2025, the Company had cash balance of $203,312 and $204,194 was maintained at DI Scheme banks in Singapore, of which $79,019 and $0 was subject to credit risk, respectively. The United States’ Federal Deposit Insurance Corporation (FDIC) standard insurance amount is up to $250,000 per depositor per insured bank. As of June 30, 2026 and December 31, 2025, the Company had cash balance of $108,987 and $42,195 was maintained at banks in the United States, of which none was subject to credit risk. The Malaysia deposit insurance corporation (PIDM) standard insurance amount is up to approximately $61,000 (MYR 250,000) per depositor per insured bank. As of June 30, 2026 and December 31, 2025, the Company had cash balance of $51,190 and $98,509 was maintained at banks in Malaysia, of which none was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 17 – Leases

As of June 30, 2026 and December 31, 2025, the Company has leased three offices, which were classified as operating leases. In addition, the Company had two office equipment leases which were classified as finance leases.

The Company occupies various offices pursuant to operating lease agreements with a term shorter than twelve months which it elected not to recognize lease assets and lease liabilities under ASC 842. Instead, the Company recognized the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company recognized lease expense on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognized the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period.

The ROU assets and lease liabilities are determined based on the present value of the future minimum rental payments of the lease as of the adoption date, using weighted average interest rate of 5.03% and 5.25% for operating lease and finance lease, respectively. The interest rate was determined using incremental borrowing rate with similar term in Singapore and Malaysia.

Operating and finance lease expenses consist of the following:

		For the Six Months Ended June 30,
	Classification	2026	2025
		(Unaudited)	(Unaudited)
Operating lease cost
Lease expenses	General and administrative	$72,065	$96,280
Finance lease cost
Amortization of leased asset	General and administrative	3,255	3,623
Interest on lease liabilities	Other expense -Interest expenses	895	1,265
Total lease expenses		$76,215	$101,168

Weighted-average remaining term and discount rate related to leases were as follows:

	As of June 30, 2026	As of December 31, 2025

Weighted-average remaining term
Operating lease	1.7 years	1.2 years
Finance leases	4.9 years	2.4 years
Weighted-average discount rate
Operating lease	5.03%	5.54%
Finance leases	5.25%	9.60%

The following table sets forth the Company’s minimum lease payments in future periods as of June 30, 2026:

	Operating lease	Finance lease
	payments	payments	Total
Twelve months ending June 30, 2027	$210,756	$8,121	$218,877
Twelve months ending June 30, 2028	93,096	8,121	101,217
Twelve months ending June 30, 2029	-	8,121	8,121
Twelve months ending June 30, 2030	-	8,121	8,121
Twelve months ending June 30, 2031	-	14,493	14,493
Total lease payments	303,852	46,977	350,829
Less: discount	(11,920)	(6,270)	(18,190)
Present value of lease liabilities	$291,932	$40,707	$332,639

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 18 – Commitments and contingencies

Commitments

On June 23, 2025, the Company entered into an “at-the-market” (“ATM”) offering agreement with Chardan Capital Markets, LLC. On June 22, 2026 the ATM agreement was terminated. No ordinary shares were sold under the ATM agreement.

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

On May 12, 2023, there were disagreements between the directors and formers directors of the Company concerning, among others, the legitimacy of:

a)	The purported appointment of David Capes (“Mr. Capes”) as the Chairman of the Board of in place of Gerald Lim;
b)	The purported appointment of Leonard Chee Hyong Chia (“Leonard”) to the Board as a replacement director;
c)	The purported removal of certain individuals as director(s) of the Company by Mr. Capes and Leonard;
d)	The removal of Mr. Capes as a director of the Company and from all Board committees on which he served on May 11, 2023;
e)	The dispute by Mr. Capes regarding his removal as a director of the Company;
f)	The validity of the purported shareholders’ resolutions of the Company dated May 12, 2023 (the “Resolutions”); and
g)	The various other issues raised by the Board from time to time.

Upon consultation with the Company’s external counsel, the Board determined that the Resolutions were prima facie invalid and of no effect from the outset, and could be subject to legal challenges. The Board notes that Mr. Capes and his associates have not furnished any proof sustaining their allegation that the Resolutions were validly passed. The Board notes that Mr. Capes and his associates have not obtained any valid court order on the validity of the Resolutions. As of the date of this report, the Company does not expect the legal challenges among the disagreements between the directors and formers directors of the Company will have a material adverse effect on the business, financial condition or results of operations of the Company.

KRHSG also filed a claim against Mr. Capes and one other defendant as a separate case in July 2023 in connection with unlawfully obstructed access to KRHSG’s client and clinic management systems, disrupting their business and resulting in losses to KRHSG in May 2023. On December 30, 2024, the Company sold 100% equity interest of KRHSG to a third party and therefore KRHSG is no longer an affiliate of the Company as of December 31, 2025.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

On May 10, 2024, EUDA was served with a statutory demand (the “Statutory Demand”) pursuant to section 155(1) of the British Virgin Islands Insolvency Act 2003 by Carey Olsen Singapore LLP (“Carey Olsen”) for payment of an alleged total indebtedness of US$138,202.66 in connection with purported legal services rendered between February and August 2023 pursuant to an alleged engagement letter dated February 22, 2023, signed by certain former directors of the Company purportedly acting on behalf of the Company. The Company takes the position that it is not liable to pay the amount demanded by Carey Olsen in the Statutory Demand. On May 24, 2024, the Company filed an originating application (the “Originating Application”) seeking an order to set aside the Statutory Demand, and for Carey Olsen to pay the Company’s costs of the application. The Originating Application was first heard on January 30, 2025, following which it was adjourned to allow Carey Olsen to produce its work product. Following a further hearing of the Originating Application on May 1, 2025, the BVI Court found in favour of the Company, holding that there was a substantial dispute in respect of the Statutory Demand, and ordered the Statutory Demand to be set aside, with costs in favour of the Company.

As of June 30, 2026 and December 31, 2025, except as disclosed above, the Company is not currently a party to any material legal proceedings, investigation or claims. However, the Company may, from time to time, be involved in legal matters arising in the ordinary course of its business. While the Company is not presently subject to any material legal proceedings, there can be no assurance that such matters will not arise in the future or that any such matters in which the Company is involved, or which may arise in the ordinary course of the Company’s business, will not at some point proceed to litigation or that such litigation will not have a material adverse effect on the business, financial condition or results of operations of the Company.

Note 19 – Segments information

Upon adoption of the ASU 2023-07 on January 1, 2024, below disclosure and presentation have been retrospectively amended.

The Company’s operating segments have been identified based on the way management organizes the business by the nature of services provided to customers and how the Chief Operating Decision Maker (“CODM”) manages the business and allocates resources. The CODM for the Company is its Chief Executive Officer. The accounting policies applied to each segment are consistent with those described in the summary of significant accounting policies. Intersegment sales and transfers are accounted for as if the transactions were made with third parties, using current market prices.

The CODM evaluates the performance of reportable segments and allocates resources primarily based on segment profit (loss). Segment profit (loss) represents segment revenue less directly attributable and allocated cost of revenue and operating expenses. Segment profit (loss) is the primary measure used by the CODM and is determined in a manner consistent with the measurement principles used in preparing the consolidated financial statements in accordance with ASC 280-10-50-28A. The CODM does not evaluate the performance of segments using asset information. As such, the Company does not allocate assets to its reportable segments.

Segment profit (loss) excludes certain corporate-level expenses and non-operating items that are not allocated to the reportable segments. These items primarily include professional fees, loss on debt settlement, change in fair value of prepaid forward purchase liabilities, loss on settlement of prepaid forward contracts, and other corporate expenses managed on a consolidated basis. Such amounts are presented as reconciling items to consolidated net loss before income taxes. As a result, consolidated net loss before income taxes includes these unallocated corporate-level and non-operating items that are excluded from segment profit (loss), which gives rise to the difference between total segment profit (loss) and consolidated net loss before income taxes.

The CODM uses segment profit (loss) in the annual budgeting and forecasting process to allocate capital, marketing expenditures, and personnel resources among the property management services and holistic wellness consumer products and services. The CODM reviews segment profit (loss) on a regular basis, including comparisons of budgeted results to actual results, to evaluate margin performance, cost efficiency, and profitability trends within each segment. Segment profit (loss) is also used to compare the relative operating performance of the reportable segments in making decisions regarding expansion initiatives, product strategy, sales focus, and operational investments.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company has identified its operating segments based on the internal financial information reviewed by the CODM to assess performance and allocate resources. The Company’s operating segments are organized primarily based on the nature of products sold and services provided. Based on the aggregation criteria in ASC 280, the Company has determined that it has two reportable segments: property management services and holistic wellness consumer products and services.

The following tables summarize the Company’s segment information for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30, 2026
	Property management services	Holistic wellness consumer products and services	Total
Revenue from external customers	$2,255,161	$1,212,674	$3,467,835

Less:
Cost of revenue	1,881,083	304,867	2,185,950
Salary Expense	252,185	381,174	633,359
Bad debt expense	11,780	-	11,780
Other segment items	171,927	452,252	624,179
Segment profits (loss)	(61,814)	74,381	12,567

Reconciliation of segment profits (loss)
Less: Unallocated amounts
Professional fees			866,236
Other corporate income			(1,253)
Net loss before income taxes			(852,416)

	For the Six Months Ended June 30, 2025
	Property management services	Holistic wellness consumer products and services	Others	Total
Revenue from external customers	$2,089,041	$893,785	$74,497	$3,057,323

Less:
Cost of revenue	1,622,146	599,863	-	2,222,009
Segment gross profits (loss)	466,895	293,922	74,497	835,314

Less:
Salary Expense	175,350	360,719	-	536,069
Other segment items	143,189	363,595	-	506,784
Segment profits (loss)	148,356	(430,392)	74,497	(207,539)

Reconciliation of segment profits (loss)
Less: Unallocated amounts
Professional fees				971,277
Other corporate expenses				27,153
Net loss before income taxes				(1,205,970)

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Other Significant Items:

	For the Six Months Ended June 30, 2026
	Property management services	Holistic wellness consumer products and services	Others	Total
Interest expense	$895	$-	$57,293	$58,188
Depreciation and amortization	$338	$31,885	$81,221	$113,444
Capital expenditure	$-	$259,135	$-	$259,135

	For the Six Months Ended June 30, 2025
	Property management services	Holistic wellness consumer products and services	Unallocated	Total
Interest expense	$1,570	$1,372	$61,133	$63,767
Depreciation and amortization	$2,170	$11,027	$75,004	$88,201
Capital expenditure	$23,222	$-	$-	$23,222

Disaggregated information of revenues by regions are as follows:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Singapore	$2,672,354	$2,220,450
Malaysia	795,481	836,873
Total	$3,467,835	$3,057,323

Note 20 – Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2026 up through the date of issuance of these unaudited condensed consolidated financial statements and concluded that no subsequent events that have occurred would require disclosure in the notes to these unaudited condensed consolidated financial statements.